UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35143
ANDEAVOR LOGISTICS LP
(Exact name of registrant as specified in its charter)

200 East Hardin Street
Findlay, OH 45840
(419) 421-2414
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Units Representing Limited Partnership Interests, no par value
6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit
5.500% Senior Notes due 2019
6.250% Senior Notes due 2022
3.500% Senior Notes due 2022
6.375% Senior Notes due 2024
5.250% Senior Notes due 2025
4.250% Senior Notes due 2027
5.200% Senior Notes due 2047
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
Common Units Representing Limited Partnership Interests - 1 holder
6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit - 0 holders
5.500% Senior Notes due 2019 - 0 holders
6.250% Senior Notes due 2022 - 35 holders
3.500% Senior Notes due 2022 - 18 holders
6.375% Senior Notes due 2024 - 28 holders
5.250% Senior Notes due 2025 - 36 holders
4.250% Senior Notes due 2027 - 20 holders
5.200% Senior Notes due 2047 - 11 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Andeavor Logistics LP
		By:	Andeavor Logistics GP LLC, its general partner

Date:	October 15, 2019	By:	/s/ Molly R. Benson
		Name:	Molly R. Benson
		Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary